Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 5, 2018

Registration Statement No. 333-217193

Supplementing the Prospectus Supplement and Prospectus, each dated April 7, 2017,

as supplemented by Supplement No. 1 dated June 27, 2018

John Deere Capital Corporation

$300 million 3.450% Senior Notes Due March 13, 2025

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series G
Issue Size:	$300 million. The notes offered hereby constitute a further issuance of, and will be consolidated with, the $600 million aggregate principal amount of 3.450% Senior Notes Due March 13, 2025 issued by John Deere Capital Corporation on March 13, 2018. The notes offered hereby will have the same CUSIP number as the previously issued 3.450% Senior Notes Due March 13, 2025 and will trade interchangeably with the previously issued 3.450% Senior Notes Due March 13, 2025 immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $900 million.

Trade Date:	September 5, 2018
Settlement Date (T+3)**:	September 10, 2018
Maturity Date:	March 13, 2025
Benchmark Treasury:	2.750% due August 31, 2025
Benchmark Treasury Yield
and Price:	2.844%; 99-13
Spread to Treasury:	65 basis points
Reoffer Yield:	3.494%
Coupon:	3.450%
Coupon Payment Dates:	Semi-annually on March 13 and September 13, commencing on September 13, 2018 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.746% plus accrued interest from March 13, 2018 in the amount of $5,088,750
Gross Spread:	0.420%
Net Proceeds (%):	99.326% plus accrued interest from March 13, 2018 in the amount of $5,088,750
Net Proceeds ($):	$297,978,000 plus accrued interest from March 13, 2018 in the amount of $5,088,750
CUSIP:	24422EUE7
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC. toll-free at 1-866-471-2526 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.